                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)


                             Global Crossing Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3921A175
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 18, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. G3921A175                                           PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    TEMASEK HOLDINGS (PRIVATE) LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP NO. G3921A175             SCHEDULE 13D                  PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SINGAPORE TECHNOLOGIES PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP NO. G3921A175              SCHEDULE 13D                 PAGE 4 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP NO. G3921A175              SCHEDULE 13D                 PAGE 5 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT COMMUNICATIONS LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

CUSIP NO. G3921A175               SCHEDULE 13D                PAGE 6 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT CROSSING LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MAURITIUS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,600,000(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    24,600,000(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,600,000(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                                              Page 7 of 16 Pages


This Amendment No. 4 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on January 12, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004 and Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND

Schedule A, which contains information regarding the executive officers and directors of the Reporting Persons, is amended and restated in its entirety, and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended to include the following new paragraphs:

         On November 2, 2004, the Issuer completed the definitive document for the previously announced $25 million increase of the existing $100 million bridge loan facility (the "Bridge Loan Facility") made available by STT Crossing Ltd ("STT Crossing"), a subsidiary of STT, to the Issuer's primary operating subsidiary in the United Kingdom, Global Crossing (UK) Telecommunications Limited ("GCUK"). On November 5, 2004, GCUK borrowed the additional $25 million under the Bridge Loan Facility, bringing the aggregate principal amount outstanding thereunder to $125 million on the date of this filing.

         In addition, STT Crossing and another affiliate of STT that holds the $200 million in principal amount of Global Crossing North American Holdings, Inc.'s Senior Secured Notes due 2006 (the "Senior Secured Notes"), have agreed to defer an interest payment of $11 million due December 15, 2004 on the Senior Secured Notes and an interest payment of approximately $4.0 million due on December 31, 2004 under the Bridge Loan Facility until the earlier of the completion of the GCUK secured debt financing referred to above and January 15, 2005. STT Crossing has also agreed to defer the final maturity date of the Bridge Loan Facility from December 31, 2004 to the earlier of the completion of the GCUK secured financing and January 15, 2005.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Amendment No. 1 to Credit Agreement dated November 2, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 8, 2004).

                                                              Page 8 of 16 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 18, 2004

                                     TEMASEK HOLDINGS (PRIVATE) LIMITED



                                     By /s/ Jeffrey Chua
                                        ---------------------------------------
                                        Name:  Jeffrey Chua
                                        Title: Director (Legal/Secretariat)


                                     SINGAPORE TECHNOLOGIES PTE LTD



                                     By /s/ Chua Su Li
                                        ---------------------------------------
                                        Name:  Chua Su Li
                                        Title: Company Secretary



                                     SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD




                                     By /s/ Pek Siok Lan
                                        ---------------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Company Secretary



                                     STT COMMUNICATIONS LTD




                                     By /s/ Pek Siok Lan
                                        ---------------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Company Secretary



                                     STT CROSSING LTD


                                     By /s/ Pek Siok Lan
                                        ---------------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Director

                                                              Page 9 of 16 Pages



                                  EXHIBIT INDEX

1. Amendment No. 1 to Credit Agreement dated November 2, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 8, 2004).

                                                             Page 10 of 16 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):


Name, Business Address and Positions
            at Temasek                                 Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
S Dhanabalan                                           Chairman,                                         Singaporean
60B Orchard Road                                       DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                                          Chairman/Managing Director,                      Singaporean
1 HarbourFront Place                                    ExxonMobil Asia Pacific Pte Ltd
#06-00 HarbourFront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                                          Permanent Secretary,                             Singaporean
100 High Street #10-01                                  Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                            Advisor,                                         Singaporean
60B Orchard Road                                        Temasek Advisory Panel
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                           Deputy Chairman,                                 Singaporean
6 Shenton Way                                           Fraser & Neave Ltd
DBS Building Tower One
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                           Chairman,                                        Singaporean
1 Kim Seng Promenade                                    Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                            Director/Managing Director/                      Singaporean
205 Braddell Road                                       Group CEO,
West Wing 5th Floor                                     ComfortDelgro Corporation Limited
Singapore 579701
(Director of Temasek)

                                                             Page 11 of 16 Pages


Name, Business Address and Positions
            at Temasek                                 Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Ho Ching                                               Executive Director & CEO,                         Singaporean
60B Orchard Road                                       Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director of Temasek)

Ng Kok Song                                            Managing Director (Public Markets),               Singaporean
168 Robinson Road                                      Government of Singapore Investment
#37-01 Capital Tower                                   Corporation Private Limited
Singapore 068912
(Director of Temasek)

Gan Chee Yen                                           Managing Director, Finance,                       Singaporean
60B Orchard Road                                       Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)


The following is a list of the executive officers and directors of Singapore Technologies Pte Ltd ("STPL"):


Name, Business Address and Positions
             at STPL                                   Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Teo Ming Kian                                          Chairman,                                         Singaporean
Economic Development Board                             Economic Development Board
250 North Bridge Road #25-00                           of Singapore
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                               Executive Director & CEO,                         Singaporean
Temasek Holdings (Private) Limited                     Temasek
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

Gan Chee Yen                                           Managing Director, Finance,                       Singaporean
Temasek Holdings (Private) Limited                     Temasek
608 Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alt Director to Ms Ho Ching)

                                                             Page 12 of 16 Pages


Name, Business Address and Positions
             at STPL                                   Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Peter Seah Lim Huat                                    President & CEO,                                  Singaporean
Singapore Technologies Pte Ltd                         STPL
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                                         Director & Corporate Adviser,                     Singaporean
Singapore Technologies Pte Ltd                         STPL and Dy Chairman,
51 Cuppage Road #09-01                                 Green Dot Capital Pte Ltd
StarHub Centre
Singapore 229469
(Director, Corporate Adviser of STPL)

Davinder Singh s/o Amar Singh                          Managing Partner,                                 Singaporean
Drew & Napier                                          Drew & Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew                                          Deputy Chairman & CEO,                            Singaporean
SembCorp Industries Ltd.                               SembCorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling                                          Director                                          Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Ng Boon Yew                                            Group Chief Financial Officer,                    Singaporean
51 Cuppage Road #09-01                                 STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)

The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

Name, Business Address and Positions
             at STT                                    Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Tan Guong Ching                                        Permanent Secretary,                              Singaporean
New Phoenix Park                                       Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

                                                             Page 13 of 16 Pages


Name, Business Address and Positions
             at STT                                    Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Peter Seah Lim Huat                                    President & CEO,                                  Singaporean
51 Cuppage Road #09-01                                 STPL
StarHub Centre
Singapore 229469
(Deputy Chairman & Director of STT)

Lee Theng Kiat                                         President and CEO,                                Singaporean
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                           Corporate Adviser                                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Bertie Cheng Shao Shiong                               Company Director                                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Lim Ming Seong                                         Corporate Adviser                                 Singaporean
No. 2 Ubi View
Singapore 408556
(Director of STT)

Tay Siew Choon                                         Director & Corporate Adviser,                     Singaporean
51 Cuppage Road #09-01                                 STPL and Dy Chairman, Green Dot
StarHub Centre                                         Capital Pte Ltd
Singapore 229469
(Director of STT)

Sio Tat Hiang                                          Executive Vice President,                         Singaporean
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Pek Siok Lan                                            Senior Vice President, Legal                     Singaporean
51 Cuppage Road #10-11/17                               & General Counsel,
StarHub Centre                                          STT & STT Comm
Singapore 229469
(Company Secretary of STT)

                                                             Page 14 of 16 Pages

Name, Business Address and Positions
             at STT                                    Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Jean F.H.P. Mandeville                                 Chief Financial Officer,                          Belgian
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT)

Anupam Garg                                            Senior Vice-President,                            Indian
51 Cuppage Road #10-11/17                              International Business Development,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development, STT)

Kek Soon Eng                                           Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                              Management of Investee Companies,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Senior Vice-President, Management of
Investee Companies, STT)

Andrew Loh                                             Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                              International Operations,
StarHub Centre                                         STT and STT Comm
Singapore 229469
(Senior Vice-President, International
Operations, STT)

The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):

Name, Business Address and Positions
             at STT Comm                               Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Tan Guong Ching                                        Permanent Secretary,                              Singaporean
New Phoenix Park                                       Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman & Director of STT Comm)

Peter Seah Lim Huat                                    President & CEO,                                  Singaporean
51 Cuppage Road #09-01                                 STPL
StarHub Centre
Singapore 229469
(Deputy Chairman & Director of
STT Comm)

Lee Theng Kiat                                         President and CEO,                                Singaporean
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO of STT Comm)

                                                             Page 15 of 16 Pages

Name, Business Address and Positions
             at STT Comm                               Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Sum Soon Lim                                           Corporate Adviser                                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Bertie Cheng Shao Shiong                               Company Director                                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Lim Ming Seong                                         Corporate Adviser                                 Singaporean
No. 2 Ubi View
Singapore 408556
(Director of STT Comm)

Tay Siew Choon                                         Director & Corporate Adviser,                     Singaporean
51 Cuppage Road #09-01                                 STPL and Dy Chairman,
StarHub Centre                                         Green Dot Capital Pte Ltd
Singapore 229469
(Director of STT Comm)

Pek Siok Lan                                           Senior Vice President, Legal                      Singaporean
51 Cuppage Road #10-11/17                              & General Counsel,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Company Secretary of STT Comm)

Sio Tat Hiang                                          Executive Vice President,                         Singaporean
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Jean F.H.P. Mandeville                                 Chief Financial Officer,                          Belgian
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Anupam Garg                                            Senior Vice-President,                            Indian
51 Cuppage Road #10-11/17                              International Business Development,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development of STT Comm)

                                                             Page 16 of 16 Pages

Name, Business Address and Positions
            at STT Comm                                Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Kek Soon Eng                                           Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                              Management of Investee Companies,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Senior Vice-President, Management
of Investee Companies of STT Comm)

Andrew Loh                                             Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                              International Operations,
StarHub Centre                                         STT and STT Comm
Singapore 229469
(Senior Vice-President, International
Operations, STT)


The following is a list of the executive officers and directors of STT Crossing Ltd ("STT Crossing"):

Name, Business Address and Positions
         at STT Crossing                               Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Uday Kumar Gujadhur                                    Chartered Accountant                              Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

Yuvraj Kumar Juwaheer                                  Chartered Secretary                               Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

Lee Theng Kiat                                         President & CEO,                                  Singaporean
51 Cuppage Road #10-11/17                              STT and STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Jean F.H.P. Mandeville                                  Chief Financial Officer,                         Belgian
51 Cuppage Road #10-11/17                               STT and STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Pek Siok Lan                                            Senior Vice President, Legal                     Singaporean
51 Cuppage Road #10-11/17                               & General Counsel,
StarHub Centre                                          STT and STT Comm
Singapore 229469
(Director of STT Crossing)